SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FOURTH QUARTER OF 2012

FINANCIAL AND OPERATING REPORT

Mexico City, February 12, 2013 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2012.

7M new accesses

•        América Móvil added 5.6 million wireless clients and 1.3 million RGUs in the fourth quarter to finish December with 325.7 million accesses, 8.7% more than in 2011. This figure includes 261.6 million wireless subscribers, 30.5 million landlines, 17.2 million broadband accesses and 16.4 million PayTV units. Our fixed-line division grew 10.8% year-on-year while our wireless subscriber base was up 8.2%.

1.8M net adds in Brazil

•        We gained 1.8 million new wireless subscribers in Brazil, 1.2 million in Mexico, 753 thousand in the U.S. and 409 thousand in Colombia. Our fastest growing operations, in relative terms, were the Central American block, Peru and TracFone in the U.S.

4Q Revenues MxP 198Bn	• America Movil revenues reached 198 billion pesos in the quarter, down 1.1% from the year-earlier quarter in Mexican peso terms on account of the depreciation of various currencies vs. the peso.

Service revenues up 5.2% in constant Fx	• At constant exchange rates, service revenues were up 5.2% year-on-year and total revenues 5.8%. As regards our main business lines, mobile data and PayTV were the drivers of revenue growth.

EBITDA of 61.7Bn pesos

•        The quarter’s EBITDA was 61.7 billion pesos, equivalent to 31.1% of revenues. Operating profits reached 35.4 billion pesos with depreciation and amortization charges that remained practically unchanged relative to revenues.

Net profit of MxP 15Bn	• We obtained a net profit of 15.0 billion pesos in the fourth quarter, down 8.2% year-on-year. Earnings per share were equivalent to 20 Mexican peso cents and 30 dollar cents per ADR.

Shareholder distributions of MxP 32.5Bn

•         Our net debt ended the year at 372.2 billion pesos, up from 332.1 billion at the close of 2011. Our net borrowings helped fund the acquisition of ownership interests in various entities, including KPN and Telekom Austria, which totaled 84.9 billion pesos. Our cash flow from operations allowed us to pay for capital expenditures of 130.9 billion pesos and to effect distributions to shareholders in the amount of 32.5 billion pesos.

América Móvil Fundamentals (IFRS)

	4Q12	4Q11	Var. %
EPS (Mex$)(1)	0.20	0.21	-6.8%
Earning per ADR (US$)(2)	0.30	0.31	-2.0%
Net Income (millions of Mex$)	14,962	16,307	-8.2%
Average Shares Outstanding (billion) (3)	76.00	77.18	-1.5%
Average ADRs Outstanding (millions) (4)	803	911	-11.8%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

In November, we launched a Global Peso program intended to raise 100 billion pesos over five years to increase the share of Mexican pesos in our overall funding. Under the program the notes will be issued quarterly under our SEC-registered shelf in the U.S. The program has been registered before the Mexican Banking and Securities Commission and the notes issued in the U.S. will also be registered in Mexico allowing for seamless trading of the Global Peso bonds by national and international investors. In our first offering, we placed ten-year notes in the amount of 15 billion pesos. Demand for the bonds topped 50 billion pesos in what was the largest ever book-building exercise for a fixed-income security in the country.

On December 7th, our subsidiary Teléfonos de México, S.A.B. de C.V. received the authorization from the Mexican Banking and Securities Commission to cancel the registration of its shares in the National Securities Registry and its listing in the Mexican Stock Exchange.

On January 21st, we announced that we had entered into an agreement with Corporación Interamericana de Entretenimiento to acquire 100% of the shares in its media and advertising business Corporación de Medios Integrales. The completion of the transaction is subject to certain approvals and is expected to occur during the second quarter of 2013.

In the third quarter, we launched our new product Claro Video that gives users unlimited access to a library of movies, TV series and other types of content for a monthly fee. The service is available today in several countries, including Mexico, and will shortly be offered in all our operations.

América Móvil’s Subsidiaries as of December 2012

Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	97.6%	Global Consolidation Method
	Sección Amarilla (1)	other	100.0%	Global Consolidation Method
	Telvista	other	88.9% (2)	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.6%	Global Consolidation Method
Brazil	Claro	wireless	100.0%	Global Consolidation Method
	Embratel(1)	wireline	95.4%	Global Consolidation Method
	Net	Cable	88.0%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.3%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless	100.0%	Global Consolidation Method
Paraguay	Claro	wireless	100.0%	Global Consolidation Method
Peru	Claro	wireless	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/ wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
The Netherlands	KPN	wireless/wireline	29.8%	Equity Method
Austria	Telekom Austria	wireless/wireline	23.7%	Equity Method
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.6%
(2) AMX owns directly 45%and 45% through its subsidiary Telmex

Total Accesses

We ended the year with 325.7 million accesses, 8.7% more than a year before. They include 261.6 million wireless subscribers, 30.5 million landlines, 17.2 million broadband accesses and 16.4 million PayTV units. Our fixed-line accesses increased 10.8% year-on-year on the back of PayTV and fixed broadband acceses, while our wireless subscriber base rose 8.2%.

Wireless Subscribers

We added 5.6 million wireless subscribers in the fourth quarter—after one-off disconnections of 1.5 million clients—taking our net adds for the year to 19.8 million, 18.4% more than in the prior year. Of the quarter’s net gains 1.8 million came from Brazil, 1.2 million from Mexico, 753 thousand from the U.S. and 409 thousand from Colombia, with net additions more than doubling in Chile and the Caribbean. Chile, Peru and Central America experienced the most rapid pace of subscriber growth.

Our postpaid base increased by 1.4 million clients in the fourth quarter with 337 thousand coming from from Brazil and 280 thousand from México. In relative terms, postpaid growth was fastest in Central America, Peru and Ecuador.

At the end of the year, we had 70.4 million wireless subscribers in Mexico, 65.2 million in Brazil, 30.4 million in Colombia and 22.4 million in the US, as well as 20.0 million clients in Argentina and 21.1 million in Central America–Caribbean.

Wireless Subscribers as of December 2012

Thousands
Total(1)
Country	Dec'12	Sep'12	Var.%	Dec'11	Var.%
Mexico	70,366	69,171	1.7%	65,678	7.1%
Brazil	65,238	63,447	2.8%	60,380	8.0%
Chile	6,174	5,804	6.4%	5,537	11.5%
Argentina, Paraguay & Uruguay	21,258	21,736	-2.2%	20,744	2.5%
Colombia	30,371	29,962	1.4%	28,819	5.4%
Ecuador	11,758	11,462	2.6%	11,057	6.3%
Peru	12,881	12,399	3.9%	11,254	14.5%
Central America & The Caribbean	21,119	20,289	4.1%	18,524	14.0%
USA	22,392	21,639	3.5%	19,762	13.3%
Total Wireless Lines	261,558	255,909	2.2%	241,755	8.2%

Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

We added 1.3 million RGUs in the fourth quarter bringing to 6.3 million the RGUs net adds for the year.

In Brazil, we had 28.6 million RGUs at the end of 2012, 21.2% more than a year before driven by PayTV and broadband accesses that rose 28.5% and 23.4%, respectively. In Mexico, we had 22.7 million RGUs, 6.1 million in Central America–Caribbean and 4.2 million in Colombia. In relative terms, Ecuador and the Argentinean block had the highest growth rates with approximately 43%.

Fixed-Line and Other Accesses (RGUs) as of December 2012

Thousands
Total*
Country	Dec'12	Sep'12	Var.%	Dec'11	Var.%
Mexico	22,669	22,730	-0.3%	22,766	-0.4%
Brazil	28,587	27,510	3.9%	23,588	21.2%
Colombia	4,195	4,072	3.0%	3,549	18.2%
Ecuador	248	226	9.5%	174	42.8%
Peru	873	837	4.2%	690	26.4%
Argentina, Uruguay & Paraguay	437	404	8.2%	306	43.0%
Chile	1,071	1,028	4.2%	1,030	3.9%
Central America & Caribbean	6,061	5,999	1.0%	5,781	4.9%
Total RGUs	64,140	62,806	2.1%	57,884	10.8%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

Whereas financial volatility became more subdued in the fourth quarter as the uncertainty around the euro continued to subside, economic activity faced significant headwinds throughout the world with the recessionary situation in much of Europe appearing set to continue throughout 2013 and with the U.S. economy slowing down sharply. Some Latin American countries resented these trends.

America Movil revenues reached 198 billion pesos in the quarter and 775 billion pesos for the full year. They were down 1.1% from the year-earlier quarter in Mexican peso terms on account of the depreciation of various currencies vs. the Mexican peso, particularly the U.S. dollar and the Brazilian real. Mobile data revenues continued to gain share of revenues and have come to represent one third of wireless revenues and 18% of total revenues.

At constant exchange rates service revenues were up 5.2% year-on-year and total revenues 5.8%. Service revenue growth improved from the prior quarter in all major regions except Mexico. As regards our main business lines, mobile data and PayTV were the drivers of revenue growth, with 33.3% and 20.2%, respectively, while fixed-line voice posted a 7.2% revenue decline continuing the trend seen over the last several quarters. Mobile voice revenues were down 1.7%, partly on account of the marked economic slowdown observed in several countries in the region that took place hand in hand with that of the U.S.

The quarter’s EBITDA totaled 61.7 billion pesos and that of the full year 260.9 billion pesos, with the quarter’s margin declining to 31.1% from 33.5% a year before. The reduction of the margin partly arises from the growth of PayTV and TracFone, that are lower margin business, but also reflects the continued migration to smartphones that has entailed somewhat larger subsidies and the spillover effects into Opex of the large investment program we are conducting. Operating profits reached 35.4 billion pesos after depreciation and amortization charges that remained in the range of 13% of revenues, similar to that of the prior year.

We registered a comprehensive financing charge of 10.5 billion pesos that included a foreign exchange loss of 4.8 billion pesos mostly resulting from the appreciation of the euro vis-à-vis other currencies. Our investments in Europe are carried at cost and are thus considered non-monetary assets. Whereas there is no mismatch in the currency position—assets in Europe are funded with euro-denominated obligations—a cost nonetheless results when the euro appreciates given the non-monetary nature of the said assets and the monetary nature of the liabilities. For the full year financing charges, 19.6 billion pesos, were 35.4% lower than those observed in 2011, reflecting a swing in the foreign exchange position to a net gain of 7.4 billion pesos.

A net profit of 15.0 billion pesos was obtained in the fourth quarter that was equivalent to 20 peso cents per share or 30 dollar cents per ADR. It brought the net income for the year to 91.4 billion pesos, a figure that surpassed by 10.6% that of 2011.

America Movil's Income Statement (IFRS)
Millions of Mexican Pesos
	4Q12	4Q11	Var.%	Jan - Dec 12	Jan - Dec 11	Var.%

Net Service Revenues	176,835	180,567	-2.1%	705,507	669,021	5.5%
Equipment Revenues	21,177	19,573	8.2%	69,563	62,394	11.5%
Total Revenues	198,012	200,140	-1.1%	775,070	731,416	6.0%

Cost of Service	58,981	59,323	-0.6%	232,980	215,107	8.3%
Cost of Equipment	31,499	29,829	5.6%	110,466	95,063	16.2%
Selling, General & Administrative Expenses	43,736	42,529	2.8%	162,771	154,418	5.4%
Others	2,138	1,449	47.6%	7,957	7,016	13.4%
Total Costs and Expenses	136,354	133,129	2.4%	514,175	471,604	9.0%

EBITDA	61,659	67,011	-8.0%	260,895	259,812	0.4%
% of Total Revenues	31.1%	33.5%		33.7%	35.5%

Depreciation & Amortization	26,307	27,561	-4.6%	103,585	100,018	3.6%

EBIT	35,351	39,449	-10.4%	157,310	159,794	-1.6%
% of Total Revenues	17.9%	19.7%		20.3%	21.8%

Net Interest Expense	4,942	4,277	15.5%	19,138	14,677	30.4%
Other Financial Expenses	774	408	89.6%	7,810	-7,649	202.1%
Foreign Exchange Loss	4,813	6,778	-29.0%	-7,395	23,239	-131.8%
Comprehensive Financing Cost (Income)	10,529	11,464	-8.2%	19,553	30,267	-35.4%

Income & Deferred Taxes	9,375	10,983	-14.6%	46,379	41,476	11.8%
Net Income before Minority Interest and Equity	15,447	17,002	-9.1%	91,378	88,052	3.8%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates*	-346	-4	n.m.	761	68	n.m.
Minority Interest	-138	-691	80.0%	-699	-5,421	87.1%
Net Income	14,962	16,307	-8.2%	91,441	82,698	10.6%
n.m. Not meaningful
*Includes results of KPN

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Dec '12	Dec '11	Var.%		Dec '12	Dec '11	Var.%

Current Assets				Current Liabilities
Cash & Securities	45,487	64,503	-29.5%	Short Term Debt**	13,622	28,550	-52.3%
Accounts Receivable	121,657	137,169	-11.3%	Accounts Payable	187,752	192,111	-2.3%
Other Current Assets	11,961	11,674	2.5%	Other Current Liabilities	50,156	55,693	-9.9%
Inventories	28,698	34,538	-16.9%		251,530	276,354	-9.0%
	207,803	247,884	-16.2%

Non Current Assets
Plant & Equipment	500,434	497,165	0.7%
Investments in Affiliates	73,116	1,163	n.a.	Non Current Liabilities

				Long Term Debt	404,048	368,015	9.8%
Deferred Assets				Other Non Current Liabilities	34,668	30,879	12.3%
Goodwill (Net)	99,706	104,675	-4.7%		438,716	398,894	10.0%
Intangible Assets	45,196	52,045	-13.2%
Deferred Assets	76,315	70,845	7.7%	Shareholder's Equity	312,323	298,530	4.6%

Total Assets	1,002,569	973,777	3.0%	Total Liabilities and Equity	1,002,569	973,777	3.0%
** Includes current portion of Long Term Debt

Our net debt ended the year at 372.2 billion pesos, up from 332.1 billion at the close of 2011. Our net borrowings helped fund the acquisition of ownership interests in various entities--including KPN and Telekom Austria--that totaled 84.9 billion pesos. Our cash flow from operations allowed us to pay for capital expenditures of 130.9 billion pesos and to effect distributions to shareholders in the amount of 32.5 billion pesos.

Financial Debt of América Móvil*

Millions of U.S. Dollars
	Dec-11	Dec-12
Peso denominated debt	5,313	6,089
Bonds and other securities	5,309	6,089
Banks and others	4	0
U.S. Dollar - denominated debt	14,151	15,721
Bonds and other securities	12,348	15,098
Banks and others	1,803	623
Debt denominated in other currencies	8,881	10,294
Bonds and other securities	7,488	10,257
Banks and others	1,393	38
Total Debt	28,346	32,104
*This chart does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Mexico

Our Mexican wireless operation added 1.2 million subscribers in the fourth quarter—after one time disconnections of 1.0 million clients—to finish the year with 70.4 million subscribers, 7.1% more than a year before. Nearly one fourth of the quarter’s net additions were postpaid clients. Our postpaid base increased twice as fast as prepaid, 15.4%, allowing us to continue to gain share in that segment of the market.  On the wireline platform we lost 225 thousand fixed-telephony lines but added 164 thousand fixed-broadband accesses in the quarter. RGUs ended the year at 22.7 million slightly down, 0.4%, from the year-earlier quarter.

Fourth quarter revenues were just shy of 70 billion pesos declining slightly from the year before as the gain in wireless revenues, 5.9%, was not sufficient to offset the decline in wireline revenues, 9.7%, that resulted in part from the introduction of additional benefits to our clients in fixed to mobile calls, with 100 minutes of additional traffic at no charge. The share of wireless in the revenues of our Mexican operations rose from 61% to 65% in the period.

The rise in wireless revenues was driven by mobile data, up 24.8%, as mobile voice revenues were down 3.8% on account of the sharp economic slowdown observed in the period and the continued price reductions. The average price per minute of voice fell 19.7% from the year-earlier quarter and greatly contributed to the increased consumption of air traffic by our clients, with MOUs shooting up 16.5% to 274 minutes—our highest level ever and one of the highest in Latam. Fixed-line revenues declined 9.7% year-on-year with both voice and data revenues falling at a similar pace.

EBITDA came in at 30.3 billion pesos and was equivalent to 43.3% of revenues. For 2012 it totaled 121.9 billion pesos and represented 45.0% of revenues. The margin has declined on account of the faster adoption of smartphones and the efforts being undertaken to increase share in the postpaid segment of the market.

In November, we launched our 4G LTE network in Mexico covering 9 cities. We are investing in expanding rapidly our 4G footprint and estimate to have 65% of the country with fast mobile broadband services by April 2013. The minimum download speed in our 4G network is 20 Mbps.

We have continued to attract clients through the number-portability mechanism implemented more than six years ago thanks to our overall quality of service, coverage and ability to provide the best data services in the country.

Income Statement (IFRS)
México
Millions of MxP
	4Q12	4Q11	Var.%	Jan -	Jan -	Var.%
				Dec 12	Dec 11
Total Revenues	69,978	70,320	-0.5%	271,004	263,624	2.8%
Wireless Revenues	45,485	42,949	5.9%	172,229	159,953	7.7%
Service Revenues	36,047	34,147	5.6%	143,376	132,719	8.0%
Equipment Revenues	9,133	8,679	5.2%	28,497	26,976	5.6%

Fixed Line and Other Revenues	26,137	28,956	-9.7%	104,902	111,173	-5.6%

EBITDA	30,277	32,290	-6.2%	121,853	126,412	-3.6%
% total revenues	43.3%	45.9%		45.0%	48.0%

EBIT	24,235	26,111	-7.2%	97,526	101,360	-3.8%
%	34.6%	37.1%		36.0%	38.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)

	4Q12	4Q11	Var.%
Wireless Subscribers (thousands)	70,366	65,678	7.1%
Postpaid	8,610	7,460	15.4%
Prepaid **	61,756	58,218	6.1%
MOU	274	235	16.5%
ARPU (MxP)	172	168	2.6%
Churn (%)	3.6%	5.6%	(2.0)
Revenue Generating Units (RGUs)*	22,669	22,766	-0.4%
* Fixed Line and Broadband
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Argentina, Paraguay and Uruguay

Our wireless subscriber was down 2.2% in the quarter to 21.3 million subs after we disconnected 515 thousand subscribers in Argentina. On the fixed-line front, we ended the year with 437 thousand RGUs, 43.0% more than a year before.

The quarter’s revenues, 3.9 billion Argentinean pesos, exceeded by 14.4% those obtained the year before. Wireless service revenues increased 11.5%—and ARPUs 1.9%—driven by a 29.1% expansion in data revenues. Fixed-line revenues, which account for 6.4% of the total, were up 30.3% relative to those of the prior year.

EBITDA of 1.3 billion Argentinean pesos was 9.0% higher than that of the year-earlier quarter before with a margin that stood at 32.8% of revenues. For the full year, EBITDA came in at 5 billion Argentinean pesos.

In Argentina, we ended the year with gains from mobile number portability obtained in the quarter. In November, it was implemented in Paraguay and thus far the balance has been positive for Claro.

Income Statement (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	4Q12	4Q11	Var.%	Jan -	Jan -	Var.%
				Dec 12	Dec 11
Total Revenues	3,899	3,407	14.4%	14,556	12,658	15.0%
Wireless Revenues	3,675	3,233	13.7%	13,742	12,000	14.5%
Service Revenues	3,195	2,867	11.5%	11,988	10,612	13.0%
Equipment Revenues	478	363	31.7%	1,745	1,381	26.3%

Fixed Line and Other Revenues	249	191	30.3%	865	698	24.0%

EBITDA	1,279	1,174	9.0%	4,988	4,750	5.0%
% total revenues	32.8%	34.5%		34.3%	37.5%

EBIT	976	879	11.1%	4,019	3,861	4.1%
%	25.0%	25.8%		27.6%	30.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Uruguay & Paraguay Operating Data (IFRS)

	4Q12	4Q11	Var.%
Wireless Subscribers (thousands)	21,258	20,744	2.5%
Postpaid	2,868	2,752	4.2%
Prepaid	18,390	17,992	2.2%
MOU	146	153	-4.4%
ARPU (ARP)	49	48	1.9%
Churn (%)	3.5%	2.2%	1.2
Revenue Generating Units (RGUs)*	437	306	43.0%
* Fixed Line, Broadband and PayTV.

Brazil

We had 93.8 million access lines in Brazil at the end of 2012, 11.7% more than a year before. On wireless, our subscriber base reached 65.2 million clients—an annual increase of 8.0%—after net additions of 1.8 million subs in the fourth quarter, nearly 20% of which were postpaid. Churn rates have come down by 0.3 percentage points and net additions accelerated as our plans became more competitive. As regards our fixed-line division, we ended the year with 28.6 million RGUs, up 21.2%year-over-year. At 28.5% year-on-year, Pay TV is our fastest growing segment, having added 540 thousand PayTV clients in the last quarter to finish the year with 12.6 million. We also had 5.8 million broadband accesses—they increased 23.4% over the year—and 10.3 million landlines, which rose 12.2%.

Fourth quarter revenues of 7.9 billion reais were up 3.3% from a year before. Wireless service revenues fell 4.3% reflecting among other things the 13% decline in mobile termination rates that was enacted in March 2011. Such reduction contributed to a 28% reduction in the average price per minute of voice that in turn helped boost MOUs, up 16.1%. On the other hand, wireline revenues increased 6.7% over the year and were just shy of five billion reais. PayTV and broadband revenues grew 22.2% and 18.2%, respectively, while those derived from long distance continued their declining trend.

EBITDA came in at 1.6 billion reais, down 8.3% compared with the previous year, as the margin fell 2.6 percentage points. The reduction in EBITDA is in part structural as PayTV becomes a more significant business line since its margin is lower than that of other business segments. The reduction also reflects costs related to the expansion of our networks that are not being capitalized.

In December, we launched our new 4G-LTE network in Brazil. We will continue to expand the footprint of our new network to offer state-of-the-art value added services.

We gained 393.5 thousand clients through number portability in 2012, including 118.6 thousand that came over in the last quarter.

Income Statement (IFRS)
Brazil
Millions of BrL
	4Q12	4Q11	Var.%	Jan -	Jan -	Var.%
				Dec 12	Dec 11
Total Revenues	7,927	7,670	3.3%	30,717	29,353	4.6%
Wireless Revenues	3,273	3,386	-3.3%	12,760	12,993	-1.8%
Service Revenues	2,995	3,131	-4.3%	11,870	12,164	-2.4%
Equipment Revenues	272	255	7.0%	881	812	8.5%

Fixed Line and Other Revenues	4,986	4,672	6.7%	19,348	17,912	8.0%

EBITDA	1,638	1,787	-8.3%	7,237	7,478	-3.2%
% total revenues	20.7%	23.3%		23.6%	25.5%

EBIT	100	169	-40.7%	1,409	1,782	-20.9%
%	1.3%	2.2%		4.6%	6.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)

	4Q12	4Q11	Var.%
Wireless Subscribers (thousands)	65,238	60,380	8.0%
Postpaid	13,069	12,669	3.2%
Prepaid	52,170	47,710	9.3%
MOU	126	109	16.1%
ARPU (BrL)	16	18	-12.3%
Churn (%)	3.7%	4.1%	(0.3)
Revenue Generating Units (RGUs)*	28,587	23,588	21.2%
* Fixed Line, Broadband and Television

Colombia

Net wireless additions for the quarter were 409 thousand and 1.6 million for the year. In December, our wireless subscriber base of 30.4 million, 5.4% above the prior year, while the postpaid segment increased 12.5%. We also had 4.2 million RGUs, 18.2% more than in 2011, with fixed telephony lines climbing 27.4% and broadband accesses 35.9%.

The quarter’s revenues stood at 2.7 trillion Colombian pesos and were 9.0% higher than those of the same period of 2011. Wireless service revenues—which accounted for 69% of the total—registered an annual increase of 6.6% driven by data revenues that expanded 35.6%. They helped bring about a 9.6% increase in ARPU. On the other hand, fixed-line revenues increased 17.9% on the back of both voice and data services, up 27.3% and 25.5%, respectively, with PayTV revenues expanding more slowly.

Our EBITDA rose 7.9% to 1.2 trillion Colombian pesos. The EBITDA margin was equivalent to 45.0% of revenues, as the costs linked to the growth of new subscribers, specially from those that are acquiring smartphones with data plans, weighted on the margin.

We continued to benefit from being the preferred option for many consumers thanks to our superior coverage and quality of service. This allowed us to gain more than 250 thousand subscribers in 2012 from mobile number portability.

As regards to the process of asymmetric regulation related to dominance, the Telecom regulator (Comisión de Regulación de Comunicaciones de Colombia) issued a resolution by which the price of off-net calls should be equal to the price of the on-net calls for Claro.

Income Statement (IFRS)
Colombia
Billions of COP
	4Q12	4Q11	Var.%	Jan -	Jan -	Var.%
				Dec 12	Dec 11
Total Revenues	2,659	2,438	9.0%	9,996	9,013	10.9%
Wireless Revenues	2,152	2,005	7.3%	8,114	7,434	9.1%
Service Revenues	1,841	1,728	6.6%	7,094	6,526	8.7%
Equipment Revenues	280	267	5.0%	948	842	12.6%

Fixed Line and Other Revenues	490	416	17.9%	1,825	1,519	20.1%

EBITDA	1,197	1,110	7.9%	4,661	4,183	11.4%
% total revenues	45.0%	45.5%		46.6%	46.4%

EBIT	828	798	3.8%	3,285	2,955	11.2%
%	31.2%	32.7%		32.9%	32.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)

	4Q12	4Q11	Var.%
Wireless Subscribers (thousands)	30,371	28,819	5.4%
Postpaid	5,352	4,755	12.5%
Prepaid	25,020	24,064	4.0%
MOU	230	216	6.6%
ARPU (CoP)	20,465	18,678	9.6%
Churn (%)	3.9%	7.2%	(3.3)
Revenue Generating Units (RGUs)*	4,195	3,549	18.2%
* Fixed Line, Broadband and Television
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Chile

Our wireless subscriber base reached 6.2 million at the end of December having risen 11.5% over the prior year. The quarter’s net additions, 370 thousand, were twice as many as a year before. We also had 1.1 million RGUs with broadband being the fastest growing segment, with a 17.5% annual increase.

Fourth quarter revenues reached 203.3 billion Chilean pesos, 18.6% more than in 2011. Wireless service revenues were up 12.4% accounting for 54% of the total driven by data revenues that climbed 46.9%. ARPU rose 3.0% as compared to the precedent year on the back of data usage. As regards to the fixed-line segment, revenues increased 4.3% buoyed by 26.3% data growth.

Our EBITDA for the quarter was 3.8 billion Chilean pesos, equivalent to 1.9% of revenues. It was down as compared to that of same quarter of 2011 primarily on account of faster subscriber growth and its corresponding acquisition costs, and to a lesser extent, to costs related to the operation of a larger network and the improvements in customer care.

We are currently deploying our 4G LTE network and expect to launch the service in the next few weeks.

Claro was a net gainer of more than 120 thousand ported lines in 2012.

Income Statement (IFRS)
Chile
Millions of ChP
	4Q12	4Q11	Var.%	Jan -	Jan -	Var.%
				Dec 12	Dec 11
Total Revenues	203,328	171,433	18.6%	720,199	629,704	14.4%
Wireless Revenues	154,024	125,525	22.7%	525,062	442,888	18.6%
Service Revenues	110,452	98,226	12.4%	424,666	364,115	16.6%
Equipment Revenues	43,661	25,200	73.3%	100,947	74,726	35.1%

Fixed Line and Other Revenues	52,100	49,948	4.3%	206,507	198,146	4.2%

EBITDA	3,803	4,950	-23.2%	46,141	43,666	5.7%
% total revenues	1.9%	2.9%		6.4%	6.9%

EBIT	-38,581	-31,943	-20.8%	-111,818	-103,008	-8.6%
%	-19.0%	-18.6%		-15.5%	-16.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)

	4Q12	4Q11	Var.%
Wireless Subscribers (thousands)	6,174	5,537	11.5%
Postpaid	1,169	1,066	9.7%
Prepaid	5,005	4,471	12.0%
MOU	215	222	-3.3%
ARPU (ChP)	6,221	6,040	3.0%
Churn (%)	5.1%	5.9%	(0.9)
Revenue Generating Units (RGUs)*	1,071	1,030	3.9%
* Fixed Line, Broadband and Television

Ecuador

After adding 296 thousand wireless subscribers in the quarter—a third of which were postpaid—we finished December with 11.8 million clients in Ecuador, 6.3% more than a year before. Our postpaid base actually increased 22.9% in the year. On the fixed line front we had 248 thousand RGUs, 42.8% more a year before.

Fourth quarter revenues totaled 408 million dollars, 5.9% more than in the same quarter of 2011. Wireless service revenues increased 4.7% supported by data revenues that expanded 29.5%. ARPU was up 1.4% year-on-year reflecting the increased usage of value added services.

EBITDA for the quarter was 182 million dollars, slightly below that of the year-earlier quarter due to the costs associated to subscriber growth, especially on the postpaid segment.

Income Statement (IFRS)
Ecuador
Millions of Dollars
	4Q12	4Q11	Var.%	Jan -	Jan -	Var.%
				Dec 12	Dec 11
Total Revenues	408	385	5.9%	1,560	1,469	6.2%
Wireless Revenues	396	377	5.3%	1,519	1,439	5.6%
Service Revenues	337	322	4.7%	1,306	1,226	6.6%
Equipment Revenues	59	53	11.0%	212	210	0.8%

Fixed Line and Other Revenues	13	9	40.4%	47	34	40.4%

EBITDA	182	184	-1.1%	732	677	8.0%
% total revenues	44.7%	47.9%		46.9%	46.1%

EBIT	136	142	-4.1%	560	520	7.6%
%	33.3%	36.8%		35.9%	35.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)

	4Q12	4Q11	Var.%
Wireless Subscribers (thousands)	11,758	11,057	6.3%
Postpaid	2,036	1,657	22.9%
Prepaid	9,721	9,401	3.4%
MOU	158	168	-6.3%
ARPU (Usd)	10	10	1.4%
Churn (%)	1.6%	2.6%	(1.0)
Revenue Generating Units (RGUs)*	248	174	42.8%
* Fixed Line, Broadband and Television ** The annual comparison is affected by the change in churn policy effective as of December 2011.

Peru

We added 482 thousand clients in the quarter—half of which were postpaid—to finish the year with 12.9 million wireless subscribers. Our postpaid subscriber base rose 42.0% on an annual basis. On the fixed-line front RGUs rose 26.4% year-on-year to 873 thousand, with strong gains in telephony and broadband, up 71.9% and 39.9%, respectively, but with some losses of PayTV clients.

Revenues of 1.2 billion soles were 20.0% higher than those of a year before. Wireless service revenues were up 21.8% with data revenues expanding 37.8% over the year. ARPU was up 4.2% annually in spite of the rapid pace of subscriber growth. Fixed line revenues of 125 million soles were lower than in the same period of 2011, reflecting the decline in fixed-to-mobile rates in the annual comparison.

In spite of the fast pace of subscriber growth, EBITDA was up 33.0% on an annual basis to 544 million soles. Our margin came in at 45.6% of revenues, 4.5 percentage points greater than in the last quarter of 2011.

We have gained—in net terms—new clients that have switched to Claro thanks to mobile number portability.

Income Statement (IFRS)
Perú
Millones de Soles
	4Q12	4Q11	Var.%	Jan -	Jan -	Var.%
				Dec 12	Dec 11
Total Revenues	1,192	993	20.0%	4,364	3,737	16.8%
Wireless Revenues	1,067	859	24.2%	3,883	3,266	18.9%
Service Revenues	896	735	21.8%	3,291	2,789	18.0%
Equipment Revenues	153	132	16.0%	556	471	18.1%

Fixed Line and Other Revenues	125	134	-7.2%	481	472	2.1%

EBITDA	544	409	33.0%	1,866	1,581	18.0%
% total revenues	45.6%	41.1%		42.8%	42.3%

EBIT	417	290	44.1%	1,380	1,133	21.8%
%	35.0%	29.1%		31.6%	30.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)

	4Q12	4Q11	Var.%
Wireless Subscribers (thousands)	12,881	11,254	14.5%
Postpaid	2,683	1,889	42.0%
Prepaid	10,198	9,365	8.9%
MOU	109	106	2.7%
ARPU (Sol)	24	23	4.2%
Churn (%)	3.5%	3.0%	0.5
Revenue Generating Units (RGUs)*	873	690	26.4%
* Fixed Line, Broadband and Television

Central America and the Caribbean

Our operations in Central America and the Caribbean finished the year with a total of 21.1 million wireless subscribers, 14.0% more than a year before. Postpaid grew 18.8% in an annual fashion. Wireless net additions for the quarter were 831 thousand taking the total for the year to 2.6 million, more than doubling those of 2011. We also had 6.1 million RGUs, 4.9% more than the year before. Broadband was the fastest growing segment: 12.2% year-over-year.

The quarter’s revenue, 976 million dollars were 0.8% higher than in the same quarter of last year. Wireless service revenues were up 7.5% on an annual basis; those of our Central American operations posted a growth of 16.6% supported by data that shot up 42.7%. Altogether, we obtained fixed-line revenues of 408 million dollars; they were down 3.7% as a result of the decline in the revenues generated in the islands.

Our EBITDA of 278 million dollars was 8.6% higher than in the last quarter of 2011. The margin rose relative to that of a year before reflecting improvement in Central America and it stood at 28.5% of revenues.

In the fourth quarter, we launched 4G-LTE services in Puerto Rico.

Income Statement (IFRS)
Central America and The Caribbean
Millions of Dollars
	4Q12	4Q11	Var.%	Jan -	Jan -	Var.%
				Dec 12	Dec 11
Total Revenues	976	969	0.8%	3,837	3,776	1.6%
Wireless Revenues	571	546	4.6%	2,210	2,036	8.6%
Service Revenues	516	480	7.5%	1,997	1,813	10.1%
Equipment Revenues	48	55	-13.4%	175	176	-1.0%

Fixed Line and Other Revenues	408	424	-3.7%	1,639	1,697	-3.4%

EBITDA	278	256	8.6%	1,069	1,199	-10.9%
% total revenues	28.5%	26.4%		27.8%	31.8%

EBIT	-12	29	-140.8%	-76	287	-126.5%
%	-1.2%	3.0%		-2.0%	7.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and the Caribbean Operating Data (IFRS)

	4Q12	4Q11	Var.%
Wireless Subscribers (thousands)	21,119	18,524	14.0%
Postpaid	2,876	2,421	18.8%
Prepaid	18,243	16,103	13.3%
MOU	203	205	-1.1%
ARPU (US$)	9	9	-7.4%
Churn (%)	3.6%	4.4%	(0.9)
Revenue Generating Units (RGUs)*	6,061	5,781	4.9%
* Fixed Line, Broadband and Television

United States

We finished December with 22.4 million subscribers after adding 753 thousand new clients in the fourth quarter, 52.8% more than in the same period of 2011. Our subscriber base had an annual increase of 13.3%.

Revenues shot up 30.8% to 1.4 billion dollars with ARPU rising 14.9% as our mix of commercial plans continued to shift towards StraightTalk plans and as data becomes more meaningful. Data revenues more than doubled over the period and now account for 36.1% of service revenues.

As a consequence of the acceleration of subscriber growth and the increased introduction of smartphones, EBITDA fell to 39 million dollars in the quarter, which represents 2.8% of revenues.

In October, TracFone launched its new brand Telcel America. It is aimed to the Hispanic community and includes unlimited calls to any number in Mexico.

Income Statement (IFRS)
United States
Millions of Dollars
	4Q12	4Q11	Var.%	Jan -	Jan -	Var.%
				Dec 12	Dec 11
Total Revenues	1,355	1,036	30.8%	4,799	3,817	25.7%
Service Revenues	1,188	917	29.5%	4,294	3,434	25.1%
Equipment Revenues	168	119	41.1%	505	383	31.8%

EBITDA	39	77	-49.6%	507	334	52.0%
% total revenues	2.8%	7.4%		10.6%	8.7%

EBIT	30	68	-56.5%	474	304	55.9%
%	2.2%	6.6%		9.9%	8.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

United States Operating Data (IFRS)

	4Q12	4Q11	Var.%
Wireless Subscribers (thousands)	22,392	19,762	13.3%
MOU	508	396	28.3%
ARPU (Usd)	18	16	14.9%
Churn (%)	3.9%	4.1%	(0.2)

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average num- ber of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommu- nications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit. EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based- content and packet-based data services. It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commis- sions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD

	4Q12	4Q11	Var.%	Jan - Dec 12	Jan - Dec 11	Var.%

Mexico
EoP	13.01	13.99	-7.0%	13.01	13.99	-7.0%
Average	12.94	13.61	-4.9%	13.17	12.42	6.0%

Brazil
EoP	2.04	1.88	8.9%	2.04	1.88	8.9%
Average	1.97	1.80	9.2%	1.93	1.67	15.3%

Argentina
EoP	4.92	4.30	14.3%	4.92	4.30	14.3%
Average	4.59	4.26	7.8%	4.50	4.13	8.9%

Chile
EoP	480	519	-7.6%	480	519	-7.6%
Average	456	512	-10.9%	481	484	-0.5%

Colombia
EoP	1,768	1,943	-9.0%	1,768	1,943	-9.0%
Average	1,806	1,920	-6.0%	1,798	1,841	-2.4%

Guatemala
EoP	7.90	7.81	1.2%	7.90	7.81	1.2%
Average	7.88	7.82	0.7%	7.83	7.79	0.6%

Honduras
EoP	20.10	19.18	4.8%	20.10	19.18	4.8%
Average	19.41	19.13	1.5%	19.49	19.05	2.3%

Nicaragua
EoP	24.13	22.97	5.0%	24.13	22.97	5.0%
Average	23.98	22.84	5.0%	23.54	22.42	5.0%

Costa Rica
EoP	514	518	-0.8%	514	518	-0.8%
Average	504	515	-2.1%	508	511	-0.5%

Peru
EoP	2.55	2.70	-5.4%	2.55	2.70	-5.4%
Average	2.39	2.70	-11.4%	2.59	2.75	-5.9%

Paraguay
EoP	4,290	4,478	-4.2%	4,290	4,478	-4.2%
Average	4,269	4,303	-0.8%	4,384	4,187	4.7%

Uruguay
EoP	19.40	19.90	-2.5%	19.40	19.90	-2.5%
Average	18.85	19.93	-5.4%	20.09	19.32	4.0%

Dominican Republic
EoP	40.54	38.89	4.2%	40.54	38.89	4.2%
Average	39.40	38.55	2.2%	39.05	38.11	2.5%

Exchange Rates Local Currency units per Mexican Peso

	4Q12	4Q11	Var.%	Jan - Dec 12	Jan - Dec 11	Var.%

USA
EoP	0.08	0.07	7.5%	0.08	0.07	7.5%
Average	0.08	0.07	5.2%	0.08	0.08	-5.7%

Brazil
EoP	6.37	7.46	-14.6%	6.37	7.46	-14.6%
Average	6.58	7.56	-13.0%	6.74	8.35	-19.4%

Argentina
EoP	2.65	3.25	-18.6%	2.65	3.25	-18.6%
Average	2.82	3.20	-11.8%	2.89	3.39	-14.6%

Chile
EoP	0.027	0.027	0.6%	0.027	0.027	0.6%
Average	0.028	0.027	6.7%	0.027	0.029	-6.5%

Colombia
EoP	0.0074	0.0072	2.2%	0.0074	0.0072	2.2%
Average	0.0072	0.0071	1.1%	0.0072	0.0076	-4.7%

Guatemala
EoP	1.65	1.79	-8.1%	1.65	1.79	-8.1%
Average	1.64	1.74	-5.6%	1.66	1.80	-7.5%

Honduras
EoP	0.65	0.73	-11.3%	0.65	0.73	-11.3%
Average	0.67	0.71	-6.3%	0.67	0.73	-9.1%

Nicaragua
EoP	0.54	0.61	-11.4%	0.54	0.61	-11.4%
Average	0.54	0.60	-9.5%	0.55	0.62	-11.4%

Costa Rica
EoP	0.03	0.03	-6.3%	0.03	0.03	-6.3%
Average	0.03	0.03	-2.9%	0.03	0.03	-6.5%

Peru
EoP	5.10	5.19	-1.7%	5.10	5.19	-1.7%
Average	5.41	5.04	7.3%	5.02	5.08	-1.2%

Paraguay
EoP	0.0030	0.0031	-2.9%	0.0030	0.0031	-2.9%
Average	0.0030	0.0032	-4.2%	0.0030	0.0033	-11.2%

Uruguay
EoP	0.67	0.70	-4.6%	0.67	0.70	-4.6%
Average	0.69	0.68	0.5%	0.65	0.72	-10.6%

Dominican Republic
EoP	0.32	0.36	-10.8%	0.32	0.36	-10.8%
Average	0.33	0.35	-7.0%	0.33	0.37	-9.2%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 13, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer